

Mail Stop 4561

December 7, 2015

William M. Solms
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

      Re: Wave Systems Corp.
              Preliminary Proxy Statement on Schedule 14A
              Filed November 25, 2015
              File No. 000-24752

Dear Mr. Solms:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Maryse Mills-Apenteng

                                         Maryse Mills-Apenteng
                                         Special Counsel
                                         Office of Information Technologies
                                         and Services

cc: David Cosgrove, Esq.
        Willkie Farr & Gallagher LLP